June 3, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention: John Cash, Accounting Branch Chief

Re:	Newell Rubbermaid Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 14A Filed April 3, 2009
File No. 1-9608

Dear Mr. Cash:

We are in receipt of your comment letter dated May 19, 2009 to Newell Rubbermaid Inc. (the “Company”) related to the Company’s May 8, 2009 response to your previous comment letter dated April 3, 2009. On behalf of the Company, we have addressed the comments in the May 19, 2009 comment letter by reproducing the comments below and providing the Company’s response immediately following.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Critical Accounting Policies, page 32

1.	We note your response to prior comment 5 and have the following additional comments.

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We note you intend to provide the requested additional disclosures “beginning with the first periodic report where goodwill impairment testing disclosures are applicable in the Management’s Discussion and Analysis”. As we previously noted, there is a concern about whether the disclosures in your fiscal year 2008 Form 10-K fully explains your $299.4 million fourth quarter charge as well as the potential for impairment in future impairments. As such, we believe the requested disclosures should be provided in your next periodic report. Alternatively, you may amend your 2008 Form 10-K to provide these disclosures.

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We note that you attempt to quantify your material assumptions such as EBITDA multiples, average compound long-term sales growth rates and average operating margins by referring to “low double digits” or “high single digits”. Please provide the actual multiples, rates and margins so that a reader can fully understand and assess the reasonableness of the underlying assumptions you have utilized.
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We note that your Baby and Parenting Essentials and Office Products-Latin America reporting units’ fair value exceed their respective net assets by amounts less than the Company’s other reporting units. While we understand that the current situation does not fully reflect management’s plans for these reporting units, we believe that in addition to quantifying the goodwill within these reporting units, you should specifically disclose the fact that there is not a significant amount of headroom between the carrying amount and fair values of these reporting units. We also believe you should provide a quantified sensitivity analysis for these reporting units similar to the analysis you provided for the North American Hand Tools and Office Products-Europe reporting units in response to the fifth bullet of prior comment 5. We believe that these enhanced disclosures will assist your readers to better understand the potential risk of future impairments.

Company Response

Next Periodic Report (first bullet of comment)

In response to your comment, in our next Form 10-Q filing we will include disclosure in Management’s Discussion and Analysis with respect to impairment testing of goodwill and other indefinite-lived intangible assets in substantially the following form:

Goodwill & Other Indefinite-Lived Intangible Assets

Goodwill

The Company’s goodwill totaled $2.7 billion as of December 31, 2008. The Company performs its impairment testing of goodwill at a reporting unit level, and all of the Company’s goodwill is assigned to the Company’s reporting units. Reporting units are one level below the operating segment level. At December 31, 2008, the Company had four operating segments and 16 reporting units. Five of the Company’s 16 reporting units accounted for more than 75 percent of the Company’s total goodwill. These five reporting units were as follows: Rubbermaid Commercial Products (“RCP”), Baby & Parenting Essentials (“BPE”), Industrial Products and Services, Office Products-North America and Office Products-Europe.

The Company has not had any material changes to the reporting units identified and used to test goodwill for impairment in the three years ending December 31, 2008 due to restructuring activities or otherwise. Acquired businesses, including goodwill arising from such transactions, are integrated into the Company’s existing reporting units. Accordingly, the operations and goodwill associated with the April 2008 acquisition of Technical Concepts were integrated into the Company’s RCP reporting unit, and the operations and goodwill associated with the April 2008 acquisition of Aprica were integrated into the Company’s BPE reporting unit.

The Company conducts its annual test of impairment of goodwill as of the first day of the third quarter because it coincides with its annual strategic planning process. The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. Macroeconomic factors, such as consumer demand and consumer confidence, have not deteriorated materially since January 1, 2009, and the Company’s reporting units’ projected sales and operating income have not declined significantly relative to previous estimates in 2009. Therefore, the Company has not tested its goodwill for impairment to date during 2009. However, these macroeconomic factors were identified as goodwill impairment indicators in the fourth quarter of 2008 as they contributed to significant declines in fourth quarter 2008 and projected 2009 sales relative to previous estimates. The significant declines in reporting units’ sales projections resulted in decreases in projected operating margins and net cash flows. Accordingly, the Company tested its goodwill for impairment as of December 31, 2008.

In the Company’s goodwill impairment testing, if the carrying amount of a reporting unit is greater than its fair value, impairment may be present. Estimates made by management in performing its impairment testing can impact whether or not an impairment charge is necessary and the magnitude of the impairment charge to the extent one is recorded. The Company uses multiple valuation approaches in its impairment testing, each of which requires estimates to arrive at an estimate of fair value. For the Company’s reporting units that are stable businesses and have a history and track record of generating positive operating income and cash flows, the Company relies on a multiple of earnings approach to assess their fair value. The material assumptions used to value a reporting unit using this approach are the reporting units’ estimated financial performance for the remainder of the year and the applicable EBITDA multiple. The estimated financial performance for the remainder of the year is based on the Company’s internal forecasting process. To determine the EBITDA multiple, the Company obtains information from third parties on EBITDA multiples observed for recent acquisitions and other transactions in the marketplace for comparable businesses. The Company evaluates the EBITDA multiples used for the reporting units relative to the Company’s market capitalization plus an equity control premium. The equity control premium is defined as the sum of the individual reporting units’ estimated market values compared to the Company’s market value, with the sum of the individual values typically being larger than the market value of the Company. The Company considers premiums paid by acquirers of comparable businesses to determine the reasonableness of the implied control premium.

The EBITDA multiple observed in the marketplace for recent transactions ranged from 11 to 12 for the annual impairment test as of July 1, 2008 and ranged from 10 to 11 for the test as of December 31, 2008. For the impairment test as of December 31, 2008, the Company adjusted the EBITDA multiples downward from the observed multiples, generally to multiples ranging from 7 to 9 so that the aggregate value of all reporting units relative to the Company’s total market value resulted in a reasonable implied equity control premium. After reducing the EBITDA multiples for the reporting units, no potential goodwill impairment was indicated for reporting units for which this approach was used. Furthermore, the Company’s equity market value at December 31, 2008 of approximately $2.7 billion was significantly in excess of its book value of stockholders’ equity of approximately $1.6 billion. For the impairment test as of December 31, 2008, if each reporting unit’s EBITDA multiple were reduced by 0.5 from the 7 to 9 multiple used for each reporting unit, all reporting units, other than Office Products-Europe, North American Hand Tools, BPE and Office Products-Latin America which are discussed below, would have passed step one of the goodwill impairment test.

The Company relies on a discounted cash flow approach to value reporting units in certain circumstances, such as when the reporting unit is growing at a significantly slower rate than planned, is declining at a significantly faster rate than the overall market, has experienced significant losses, is in a stage of hyper-growth, is executing significant restructuring efforts, or is in a stage of development where it has not yet fully realized the benefits of scale and operating efficiencies. The material assumptions used to value a reporting unit using the discounted cash flow approach are the future financial performance and cash flows of the reporting unit, the discount rate, and the working capital investment required. Estimates of future financial performance include estimates of future sales growth rates, raw material costs, currency fluctuations, and operating efficiencies to be realized. The Company determines a discount rate based on an estimate of a reasonable risk-adjusted return an investor would expect to realize on an investment in the reporting unit. In using the discounted cash flow approach to value reporting units in 2008, the Company generally used average compound long-term sales growth rates ranging from 3% to 4%, average operating margins ranging from 11% to 13%, and discount rates ranging from 11% to 13%.

If the estimated fair value of a reporting unit is less than its carrying value, the Company measures the amount of goodwill impairment, if any, based on the estimated fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill. The Company identifies unrecognized intangible assets, such as trade names and customer relationships, and uses discounted cash flow models to estimate the values of the reporting unit’s recognized and unrecognized intangible assets. The estimated values of the reporting unit’s intangible assets and net tangible assets are deducted from the reporting unit’s total fair value to determine the implied fair value of goodwill. An impairment charge is recognized to the extent the recorded goodwill exceeds the implied fair value of goodwill.

As a result of the goodwill impairment test performed as of December 31, 2008, the Company recorded impairment charges of $299.4 million, principally related to goodwill. The Company determined goodwill at its Office Products-Europe and its North American Hand Tools reporting units was impaired under the discounted cash flow approach. The significant deterioration of the macroeconomic environment in the fourth quarter of 2008 and its resulting impact on these reporting units’ fourth quarter 2008 sales and short-term sales projections caused management to evaluate whether the goodwill at these and the Company’s other reporting units was impaired. Between the Company’s third quarter impairment testing, which was performed as of July 1, 2008, and the Company’s fourth quarter impairment testing, which was performed as of December 31, 2008, the fourth quarter 2008 actual sales were less than the July 2008 estimates by 28% and 25% for the North American Hand Tools and Office Products-Europe reporting units, respectively, and the 2009 sales projections declined 13% and 25%, respectively. The significant declines in sales projections resulted in a decrease in future operating margins and net cash flows from these reporting units. The decline in anticipated future cash flows adversely affected the estimated fair value of the reporting units and resulted in the estimated fair value of the reporting units being less than their net assets (including goodwill). There were no material changes to any of the other critical assumptions used in applying the discounted cash flow approach to value these reporting units other than the decline in projected sales and its impact on future operating margins and cash flows. While most of the Company’s other reporting units realized similar sales declines as a result of these macroeconomic factors, the net assets of these reporting units (including goodwill) were well below the estimated fair value of the reporting units as of December 31, 2008. The Company’s North American Hand Tools reporting unit had no goodwill remaining at December 31, 2008, and the Company’s Office Products-Europe reporting unit had approximately $325 million of goodwill remaining at December 31, 2008. The extent of future impairments, if any, with respect to these or the Company’s other reporting units will depend on macroeconomic conditions, particularly whether consumer confidence and consumer spending deteriorates further, stabilizes or improves. If these conditions deteriorate significantly, it is reasonably likely the Company will be required to record additional impairment charges for these and potentially other reporting units.

If the discount rate used to estimate the fair value of the Office Products-Europe reporting unit decreased 100 bps, the reporting unit would have passed step one of the goodwill impairment test and, therefore, the Company would not have recorded a goodwill impairment charge for the Office Products-Europe reporting unit in 2008. If the discount rate increased 100 bps, the estimated fair value of the Office Products-Europe reporting unit would have declined by approximately $90 million resulting in additional impairment charges recorded in the fourth quarter of 2008 for the Office Products-Europe reporting unit. If the discount rate used to estimate the fair value of the North American Hand Tools reporting unit decreased 100 bps, the estimated fair value of the reporting unit would have increased $18 million. However, although the North American Hand Tools reporting unit would still not have passed step one of the goodwill impairment test, the goodwill impairment charge recorded in 2008 would have been reduced. If the discount rate for North American Hand Tools increased 100 bps, the estimated fair value of the reporting unit would have declined; however, the goodwill impairment charge recorded in 2008 for the North American Hand Tools reporting unit would not have changed since all of the North American Hand Tools goodwill was included in the goodwill impairment charge.

The Company has two reporting units whose estimated fair values at December 31, 2008 exceeded net assets by less than 10% of the reporting unit’s net assets using the downwardly adjusted EBITDA multiples which ranged from 7 to 9 – BPE and Office Products-Latin America. The BPE and Office Products-Latin America reporting units have goodwill of $425 million and $138 million, respectively, as of December 31, 2008. If the EBITDA multiple used to estimate the fair value of these reporting units were further reduced by 1.0, the estimated fair values of these reporting units would have been approximately 10% less than the net assets of the reporting units. Additional valuation procedures would have been required to determine whether or not each reporting unit’s goodwill was impaired, and to the extent goodwill was impaired, the magnitude of the impairment charge.

The Company is implementing specific restructuring projects and business and operational strategies to further strengthen the profitability of the BPE and Office Products-Latin America reporting units. The Company continues to monitor whether these initiatives are being executed as planned and improve these reporting units’ financial performance. To the extent the Company is not successful in implementing these projects and strategies, it is possible the Company would record goodwill impairment charges associated with these reporting units in future periods. The BPE reporting unit has been adversely impacted by inflation and costs incurred to comply with recently enacted child safety legislation in North America, and continues to integrate two recently acquired international businesses. The BPE reporting unit has undertaken and is executing restructuring projects to reduce supply chain costs and administrative overhead worldwide and has taken steps to minimize the impact inflation has on its operating results, and reduce inventories. The Office Products-Latin America reporting unit has been adversely impacted by efforts to rationalize its customer base and revise its organizational structure. The Office Products-Latin America reporting unit has undertaken and is executing restructuring projects to reduce administrative overhead and continues to improve the overall quality of its customer base, shorten days sales outstanding in accounts receivable, and reduce inventories. These efforts are being taken to reduce the working capital investment required in these reporting units in the short-term and improve profitability over the mid- to long-term.

Indefinite-Lived Intangible Assets

The Company’s indefinite-lived intangible assets totaled $319 million as of December 31, 2008. The Company assesses the fair value of its indefinite-lived intangible assets using a discounted cash flow model based on royalties estimated to be derived in the future use of the asset were the Company to license the use of the trademark or trade name. An impairment charge for indefinite-lived intangible assets is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date. The Company completed its annual impairment test of indefinite-lived intangible assets as of July 1, 2008 and concluded none of the assets were impaired. The Company considered qualitative and quantitative factors in determining that impairment testing of the trademark and trade name assets was not necessary in the fourth quarter of 2008. The Company considered whether specific impairment indicators were present, such as plans to abandon or significantly reduce the use of a trademark or trade name (for which there were no such plans), the results of the goodwill impairment testing as of December 31, 2008, and the results of the annual impairment testing of indefinite-lived intangible assets conducted as of July 1, 2008, in which the Company concluded that each individual trademark or trade name acquired prior to 2008 had an estimated fair value that significantly exceeded the book value at July 1, 2008.

Potential for Future Impairments

The Company cannot predict the occurrence of events that might adversely affect the reported value of goodwill and other intangible assets. Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the Company’s customer base and net sales, a material negative change in its relationships with significant customers, or sustained declines in the Company’s market capitalization relative to its reported stockholders’ equity. The Company periodically evaluates the impact of economic and other conditions on the Company and its reporting units to assess whether impairment indicators are present. The Company may be required to perform additional impairment tests based on changes in the economic environment and other factors, which could result in additional impairment charges in the future. Although management cannot predict when improvements in macroeconomic conditions will occur, if consumer confidence and consumer spending decline significantly in the future or if commercial and industrial economic activity deteriorates significantly from current levels, it is reasonably likely the Company will be required to record additional impairment charges in the future.

Material Assumptions (second bullet of comment)

In response to your comment, in our next Form 10-Q filing we will include actual multiples, rates and margins as shown in the Goodwill & Other Indefinite-Lived Intangible Assets disclosure provided in response to the first bullet of this comment.

Reporting Units Fair Value, Net Assets & Sensitivity Analysis (third bullet of comment)

In response to your comment, for reporting units whose carrying value is close to the estimated fair value, we will disclose in our next Form 10-Q filing quantitative information regarding the difference between the reporting units’ carrying and fair values accompanied by a quantified sensitivity analysis, each to the extent material and useful in assisting readers to better understand the potential risk of future impairments. The Goodwill & Other Indefinite-Lived Intangible Assets disclosure provided in response to the first bullet of this comment includes the aforementioned disclosures.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Consideration of Individual Performance, page 17

2.

We note your disclosure that the individual performance objectives that are established for your named executive officers are not meant to be rigid or formulaic and that no single objective or group of these objectives are material to the CEO’s evaluation of executive performance. However, your disclosure indicates that, whether qualitative or quantitative, individual performance objectives at the corporate and business unit level are indeed an important factor in determining salary, which is then used as a reference point for incentive compensation. Accordingly, in future filings the specific individual performance objectives should be disclosed and discussed in greater detail.

Company Response

In future filings, the Company will identify and discuss in greater detail specific individual performance objectives for a named executive officer to the extent such objectives had a significant influence on the compensation received by the named executive officer.

2008 Grants of Plan-Based Awards, page 36

3.

On page 19, we note that you provide for bonuses under the annual incentive compensation program if a minimum threshold for the relevant performance goals is attained. In future filings, please disclose the amounts payable at this threshold level in the threshold column under Estimated Possible Payouts Under Non-Equity Incentive Plan Awards section of the Grant of Plan-Based Awards table.

Company Response

Payouts under the Company’s Management Cash Bonus Plan (the “Bonus Plan”) may range from 0% to 200% of the target cash bonus depending upon the level of attainment of the applicable targets. As such, the amount payable at the minimum threshold for each performance goal is $0. In future filings, the Company will further clarify the range of payouts under the Bonus Plan and disclose $0 as the amount payable in the threshold column under the Estimated Possible Payouts Under Non-Equity Incentive Plan Awards section of the Grant of Plan-Based Awards table.

Please contact John Ellis, Vice President – Corporate Controller & Chief Accounting Officer at (770) 418-7734, or me at (770) 418-7733, should you have any questions regarding our responses or any related matters.

Sincerely,

/s/ J. Patrick Robinson

Newell Rubbermaid Inc.

By:	J. Patrick Robinson
Title:	Executive Vice President and Chief Financial Officer

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